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Exhibit 4.3

EXECUTION COPY

NATION AGREEMENT

        This Nation Agreement (this "Agreement") is made and entered into this 5th day of May, 2004, between The Seneca Nation of Indians of New York (the "Nation"), a sovereign federally recognized Indian Nation, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC and Wells Fargo Securities, LLC (collectively, the "Initial Purchasers") and Wells Fargo Bank, National Association, as trustee for the holders of the Notes referred to below (the "Trustee").

        WHEREAS, in connection with the offering of $300,000,000 aggregate principal amount of 7 1/4% Senior Notes due 2012 (the "Notes") to be issued by Seneca Gaming Corporation (the "Company"), the Nation has agreed to enter into this agreement;

        WHEREAS, the execution of this Agreement is a condition to the closing under the Purchase Agreement dated April 29, 2004 among the Company, the Guarantors party thereto, and the Initial Purchasers.

        WHEREAS, capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them as set forth in the Indenture dated as of the date hereof between the Company, the Guarantors, Seneca Niagara Falls Gaming Corporation, and the Trustee.

        NOW, THEREFORE, the Nation agrees as follows for the benefit of the Trustee and for the equal and ratable benefit of the Holders:

        SECTION 1. Representations and Warranties by the Nation.

        The Nation represents and warrants to the Initial Purchasers and the Trustee, and agrees with the Trustee, as follows

          (i) The Nation. The Nation is a federally recognized Indian tribe and sovereign Indian nation. The Nation has all requisite power and authority to enter into the Nation Agreement and to assume and perform the obligations on the Nation's part to be assumed and performed as contemplated by the Nation Agreement.

          (ii) The Constitution and Nation Law. The Constitution of the Nation, originally adopted in 1848, was validly adopted by the Nation, is the law of the Nation and is effective according to its terms, and was last amended in 1993. All ordinances, resolutions, and laws of the Nation pertaining or relating to the ownership of the Seneca Niagara Casino and the Seneca Allegany Casino and any acquired land by the Nation relating thereto, the Company and its subsidiaries and the operation of the Seneca Niagara Casino and the Seneca Allegany Casino and related facilities by the Company, the Seneca Niagara Falls Gaming Corporation and the Seneca Territory Gaming Corporation and the transactions contemplated by the Purchase Agreement have been duly enacted and adopted, as necessary, by the Nation in accordance with all applicable ordinances, resolutions and laws of the Nation.

          (iii) The Council. The Council is the duly elected governing body of the Nation, with full power and authority to bind the Nation, to execute and deliver the Nation Agreement. The officers of the Council designated in the Council Resolution adopted on April 10, 2004 have full power and authority to execute, deliver, and perform the Nation Agreement for and on behalf of the Nation.

          (iv) Authorization of the Agreement. This Agreement has been duly authorized, executed and delivered by the Nation and constitutes a valid and binding agreement of the Nation, enforceable against the Nation in accordance with its terms, including the terms waiving the Nation's sovereign immunity.

          (v) No Conflicts; filings. The execution, delivery and performance of this Agreement and compliance by the Nation with its obligations hereunder do not and will not, whether with or without the giving of notice or lapse of time or both, conflict with or constitute a breach of, or default under any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or any other agreement or instrument, known to us, to which the Nation is a party or by which it may be bound (except for such conflicts, breaches, defaults that would not have a material adverse effect on the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its subsidiaries considered as one enterprise (a "Material Adverse Effect")), nor will such action result in any violation of the provisions of any applicable law, statute, rule, regulation, judgment, order, writ or decree, known to us, of any government, government instrumentality or court (tribal, domestic or foreign) having jurisdiction over the Nation. No authorization, approval, consent or other action by, and no notice to or filing with, any governmental authority (each, a "Filing") is required for the due execution, delivery and performance by the Nation of this Agreement, except such Filings as have been obtained or made.

          (vi) The Company. Each of the Company and its subsidiaries has been duly formed by the Nation and is validly existing as a tribally chartered corporation under the laws of the Nation.

          (vii) Leases. Except as set forth in Schedule (vii) hereto, the leases and subleases related to the former Niagara Falls Convention and Civic Center property, upon which sits the Seneca Niagara Casino, have been duly authorized, executed and delivered by the Nation, and constitute valid and binding agreements of the Nation, enforceable against the Nation in accordance with their terms, including the terms waiving the Nation's sovereign immunity. Except as set forth in Schedule (vii) hereto, lease and sublease grants to the Company, its Subsidiary (SNFGC) and the Empire State Development Corporation constitute legal, valid, binding and enforceable leasehold interests in the leased premises. Except as set forth in Schedule (vii), any non-disturbance and attornment agreements related to such leases and sub-leases have been duly executed and delivered by the Nation and constitute the legal, valid and binding obligations of the Nation and are enforceable in accordance with their terms, including the terms waiving the Nation's sovereign immunity and consenting to suit.

          (viii) The Compact. The Nation has the requisite power and authority to enter into, and has duly authorized, executed, and delivered, the Nation-State Compact between the Nation and the State of New York (the "Compact") pursuant to the Indian Gaming Regulatory Act of 1988, PL 100-497, 25 U.S.C. §§ 2701-2721 (as the same may from time to time be amended, the "IGRA"). The Compact has been duly and validly authorized by the Council of the Nation, has been approved by the members of the Nation by referendum, was deemed approved by the Secretary of the Interior pursuant to IGRA, took effect on December 9, 2002 upon publication in the Federal Register as required by IGRA, and the Compact is in force and effect in accordance with its terms. The Compact is a valid and binding obligation of the Nation, and except as expressly described in the Offering Memorandum, is enforceable against the Nation in accordance with its terms. The Nation is in material compliance with the terms of the Compact.

          (ix) Legal Proceedings. Except as set forth in Schedule (ix) hereto, there is not pending or, to the best of the Nation's knowledge, threatened any action, suit, proceeding, inquiry or investigation, to which the Nation, is a party, or to which the property of the Nation is subject, before or brought by any court or governmental agency or body, which would reasonably be expected to result in a material adverse effect on the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Nation, whether or not arising in the ordinary course of business.

          (x) Gaming Activities of the Nation. All gaming activities of the Nation constituting or relating to the ownership and operation of gaming facilities (including Class III gaming activities, but excluding Class II gaming activities, in each case within the meaning of the IGRA) within the exclusivity zone provided by the Compact, or relating to the ownership of gaming-related hotel, restaurant, entertainment and resort facilities within the exclusivity zone, are conducted on behalf of the Nation by the Company and its subsidiaries and not through any other enterprise, agency or instrumentality.

          (xi) Gaming Ordinance. Except as set forth in Schedule (xi) hereto, the Nation's Gaming Ordinance of 2002 authorizes gaming by the Nation, the Corporation or the Subsidiaries under the IGRA on all lands described in Section 11 of the Compact as eligible for gaming under the compact, and has been approved by the National Indian Gaming Commission in accordance with the requirements of the IGRA.

          (xii) Indian Lands. The Nation holds the lands upon which the Seneca Niagara Casino is located in restricted fee status pursuant to the Seneca Nation Land Claims Settlement Act of 1990, 25 U.S.C. §1774f(c). Such lands constitute "Indian lands" for purposes of the IGRA, over which the Nation can lawfully conduct gaming activities pursuant to the IGRA.

          (xiii) Tax Matters. The Nation is federally recognized as an Indian Tribal government pursuant to Sections 7701(a)(40)(A) and 7871(a) of the Internal Revenue Code, Title 26 U.S.C. The Nation is a non-taxable entity for purposes of federal income taxation under the Internal Revenue Code, Title 26 U.S.C., and the gaming revenues of the Nation are exempt from federal income taxation.

          (xiv) Material Agreements and Orders. Attached hereto as Exhibit A are lists of: (a) all agreements and instruments to which the Nation is a party and under which a default by Nation could reasonably be expected to have a Material Adverse Effect (the "Material Agreements"), and (b) all judgments, orders and decrees of any court or administrative agency a violation of which could reasonably be expected to have a Material Adverse Effect (the "Material Orders"). True, correct and complete copies of all Material Agreements and Material Orders have been delivered or made available prior to the date hereof to the Initial Purchasers, and none of the Material Agreements or Material Orders has subsequently been amended or modified.

        SECTION 2. Covenants of the Nation. The Nation covenants with the Trustee as follows:

        (a) The Nation shall not, by action of the Council, by referendum or any other means, and shall not permit any of its representatives, political subunits or councils, agencies, instrumentalities or enterprises, directly or indirectly, except as required by federal or state law or the Compact, to do any of the following:

          (i) increase or impose any tax or other payment obligation on the Company or on any patrons of, or any activity at, any Venue other than:

            (A) payments which are due under any agreement in effect on the date hereof or payments that are permitted by the covenants herein and in the Indenture;

            (B) payments which the Company has agreed to reimburse each Holder of Notes for the economic effect thereof, if any;

            (C) sales, use, room occupancy, leisure and related excise taxes, including admissions and cabaret taxes and any other tax (other than income tax) that the Nation may from time to time impose on the Company or its Restricted Subsidiaries, their patrons or operations; provided, however, that the rate and scope of such taxes shall not be materially inconsistent with taxes imposed by other governments in New York State;

            (D) fees imposed on the Nation by the NIGC under IGRA that directly relate to a Related Business; or

            (E) reimbursement payments to the Nation for fees, costs and expenses imposed on or charged to the Nation, by Persons that are not Affiliates of the Nation, that directly relate to a Related Business;

          (ii) amend the Nation Gaming Ordinance in effect on the date hereof in a manner that would be materially adverse to the economic interests of the Holders of the Notes, unless any such amendment is a legitimate effort to ensure that the Company, its Restricted Subsidiaries and the Venues conduct gaming operations in a manner that is consistent with applicable laws, rules and regulations or that protects the environment, the public health and safety, or the integrity of the Company, its Restricted Subsidiaries or the Venues;

          (iii) restrict or eliminate the right of the Company to conduct gaming operations at the Venues in a manner that would be materially adverse to the economic interests of the Holders of the Notes;

          (iv) take any other action, enter into any agreement, amend its constitution or amend or enact any ordinance, law, rule or regulation that would have a material adverse effect on the economic interests of Holders of the Notes, including, without limitation, taking any action to engage in Class III Gaming (as defined in IGRA) in the exclusivity area provided by the Compact other than through the Company or a Restricted Subsidiary and other than such businesses being conducted by the Nation on the date hereof;

          (v) except pursuant to this Agreement, waive its sovereign immunity in any manner that would create recourse to the assets of the Company and its Restricted Subsidiaries (including any cash thereof), except that the Nation may do so to the extent it is acting for the account and benefit of the Company, any Guarantor or any of their respective Restrictive Subsidiaries and so long as such action of the Nation would not be prohibited by the Indenture if undertaken directly by the Company, such Guarantor or such Restricted Subsidiary and such action has been approved by the Company's Board of Directors;

          (vi) unless required by the Compact or other applicable law, enact any statute, law, ordinance or rule that would have a material adverse effect on the rights of the Trustee or the Holders of the Notes under the Indenture or the Notes;

          (vii) except with the consent of a majority of Holders of the Notes, directly or indirectly impose, tax or otherwise make a charge on the Notes, the Indenture or any payments or deposits to be made thereunder;

          (viii) permit or incur any consensual liability of the Nation (or of any other instrumentality, enterprise or subunit of the Nation) that is a legal obligation of the Company or any of its Restricted Subsidiaries, for which the assets of the Company or any of its Restricted Subsidiaries may be bound or for which there may be recourse to the assets of the Company or any of its Restricted Subsidiaries, other than a liability that the Company or its Restricted Subsidiaries are permitted or not prohibited from incurring on their own behalf under the Indenture;

          (ix) appoint or consent to the appointment of a custodian of the Company for all or substantially all of the assets of the Company pursuant to or within the meaning of bankruptcy law;

          (x) enact any bankruptcy law or similar law for the relief of debtors that would impair, limit, restrict, delay or otherwise adversely affect any of the rights and remedies of the Trustee or the Holders of the Notes provided for in the Indenture or the Notes;

          (xi) exercise any power of eminent domain over the assets of the Company or any of its Restricted Subsidiaries (other than any such exercise that would not materially adversely affect the economic rights and benefits of the Trustee or the Holders of the Notes);

          (xii) schedule by action of the Council any referendum by the members of the Nation on any proposed action that would violate, if taken, the agreements of the Nation in this Agreement or the agreements of the Company and the Restricted Subsidiaries in the Indenture; or

          (xiii) amend the Assignment Agreement in a manner that would be materially adverse to the economic interests of the Holders of the Notes;

provided however, that the terms of this Agreement shall not preclude the Company from taking any action not otherwise prohibited by the Indenture.

        (b) The Nation agrees that upon any payment or distribution of assets upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshalling of assets or any bankruptcy, insolvency or similar proceedings of the Company or its Restricted Subsidiaries, the Holders of the Notes will be entitled to receive payment in full in respect to all principal, premium, interest and other amounts owing in respect of the Notes before any payment or any distribution to the Nation in respect of the Capital Stock of the Company or such Guarantor.

        (c) In the event that the Nation receives any payment from the Company or its Restricted Subsidiaries at a time when such payment is prohibited by the terms of the Indenture, such payment shall be held by the Nation in trust for the benefit of, and shall be paid forthwith over and delivered, upon the written request of the Trustee or the Company, to the Company or such Restricted Subsidiary.

        (d) The Nation agrees that the Company and its Restricted Subsidiaries shall have sole and exclusive authority to operate the Venues in accordance with the Company Ordinance

        (e) Any action taken by the Nation to comply with federal or state law or the Compact (or regulations promulgated thereunder) that would otherwise violate the terms of the Nation Agreement shall be taken only after 30 days prior written notice to the Trustee, to the extent such notice is possible under the federal or state law or the Compact, accompanied by an Officers' Certificate and Opinion of Counsel that such action is required by federal or state law or the Compact (or regulations promulgated thereunder).

        SECTION 3. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard form of telecommunication. Notices to the Trustee shall be directed to Wells Fargo Bank, National Association, Sixth Street and Marquette Avenue, Minneapolis, MN 55479, attention of Trustee; notices to the Nation shall be directed to it at Seneca Nation of Indians, William Seneca Administration Building, 1490 Route 438, Cattaraugus Reservation, Irving, New York 14081, attention of President.

        SECTION 4. Third Party Beneficiaries. Each Holder of Notes shall be a third party beneficiary to the agreements made hereunder between the Nation, on the one hand, and the Trustee, on the other hand, and shall have the right to enforce such agreements directly to the extent it deems such enforcement necessary or advisable to protect its rights hereunder.

        SECTION 5. Limited Waiver of Sovereign Immunity.

        (a) Retention of Sovereign Immunity. By executing this Agreement, the Nation does not waive, limit or modify its sovereign immunity from unconsented suit or judicial litigation, except as provided for herein.

        (b) Scope of Waiver. The Nation hereby expressly grants to the Trustee (and the Holders of Notes and their respective representatives), an irrevocable limited waiver of sovereign immunity from unconsented suit and consent to suit in accordance with the terms hereof, solely and exclusively to:

          (1) interpret or enforce the terms of this Agreement;

          (2) to compel arbitration under the commercial arbitration rules of the American Arbitration Association;

          (3) to enforce an arbitrator's decision with respect to arbitration under the commercial arbitration rules of the American Arbitration Association; and

          (4) for no other purpose whatsoever.

        The Nation's waiver of its sovereign immunity set forth above is expressly conditioned on a limitation of any remedy available against it as a result of any such unconsented suit or commercial arbitration to the following:

        (a) specific performance of the covenants of the Nation as set forth in the Nation Agreement; or

        (b) in the event that the Company or a Restricted Subsidiary has made a prohibited payment to the Nation as described in paragraphs (a) or (c) of Section 2 hereof, return of such payment to the Company or such Restricted Subsidiary, or if such remedy is not available, a claim for money damages in an amount no greater than the amount of the prohibited payment in question, provided, that, such money damages are only payable from the assets held by the Nation, the Company or a Restricted Subsidiary and used in connection with a Related Business, other than real property held in trust for the Nation by the United States.

        (c) Procedural Requirements. The limited waiver by the Nation of its sovereign immunity as to unconsented suit is effective if, and only if, each and every one of the following conditions is met:

          (i) the claim is made by the Trustee (or the Holders or their respective representatives);

          (ii) the claim alleges a breach by the Nation under this Agreement;

          (iii) the claim seeks (a) payment of a specified sum, some specific action, or discontinuance of some action, by the Nation to bring the Nation into full compliance with the duties and obligations expressly assumed by the Nation under this Agreement;

          (iv) the claim is made in a detailed written statement to the Nation against which such claim is being made stating the specific action or discontinuance of action by the Nation that would cure the alleged breach or non-performance, or the sum of money claimed to be due and owing to the Trustee (or the Holders of the Notes) by reason of such specific breach or non-performance, and the Nation shall have seven (7) calendar days to cure or cause the cure of such breach or non-performance or to make such payment before judicial proceedings may be instituted; provided, however, that this cure period may be reasonably extended in the sole discretion of the Trustee (or by the Holders or their respective representatives) for non-monetary matters as long as the Nation is making good faith efforts to cure such breach or non-performance; and

          (v) with respect to any claim authorized herein, initial suit, as authorized herein, shall be commenced within the later of three (3) years after the claim accrues or is discovered upon the exercise of due diligence, or such claim shall be forever barred. The waiver granted herein shall commence on the date hereof and shall continue for three (3) years following the date of the termination of this Agreement, except that the waiver shall remain effective for any proceedings then pending, and all appeals therefrom.

        (d) Recipient of Waiver. The recipients of the benefit of this irrevocable waiver of sovereign immunity are limited to the Trustee and each Holder.

        (e) Governing Law. The Nation and the Trustee agree that any dispute arising under the provisions of this Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed in that state.

        (f) Enforcement. The Nation irrevocably waives its sovereign immunity from a judgment or order consistent with the terms and provisions of this limited waiver and agreement set forth in Section 5(b) when such judgment or order is final because either the time for appeal thereof has expired or the judgment or order is issued by a court having final appellate jurisdiction over the matter. The Nation consents to the jurisdiction of, to be sued in and accepts and agrees to be bound by any order or judgment of any of the United States District Courts for New York or the New York State Supreme Court, and any federal or state court having appellate jurisdiction thereover, consistent with the terms and provisions of this limited waiver and agreement. The Nation irrevocably waives its sovereign immunity as to an action by the Trustee (or by the Holders or their respective representatives) in any United States District Courts for New York or the New York State Supreme Court, and in the federal or state courts having appellate jurisdiction thereover, seeking injunctive and/or declaratory relief against the Nation based upon any attempt to revoke its irrevocable waiver of its sovereign immunity under this Agreement, and as to enforcement in said United States Federal District Courts or New York State Supreme Court of any such final judgment against the Nation. Without in any way limiting the generality of the foregoing, the Nation expressly authorizes any governmental authorities who have the right and duty under applicable law to take any action authorized or ordered by any court, to take such action to give effect to any judgment entered or order granted in accordance with the terms of the Nation Agreement.

        (g) Waivers. The Nation hereby expressly and irrevocably waives:

          (i) its rights to have any dispute, controversy, suit, action or proceeding arising under this Agreement heard in any forum other than as set forth in Section 5(f) whether or not such forum now exists or is hereafter created including, without limitation, any court or other tribunal, forum, council, or adjudicative body of the Nation (each, a "Nation Forum");

          (ii) any claim or right which it may possess to the exercise of jurisdiction by any Nation Forum, including, without limitation, any determination that any Nation Forum has jurisdiction over any such dispute, controversy, suit, action or proceeding or jurisdiction to determine the scope of such Nation Forum's jurisdiction;

          (iii) any requirement which may exist for exhaustion of any remedies available in any Nation Forum prior to the commencement of any dispute, controversy, suit, action or proceeding in any state or federal court even if any such Nation Forum would have concurrent jurisdiction over any such dispute, controversy, suit, action or proceeding but for such waiver;

          (iv) its sovereign immunity as to the action of the Trustee in any of the United States District Courts for New York or the New York State Supreme Courts, and in the federal or state courts having appellate jurisdiction thereover, seeking injunctive and/or declaratory relief against the Nation based upon an attempt by any of them to revoke its irrevocable waiver of its sovereign immunity or other waivers granted hereunder; and

          (v) its sovereign immunity from a judgment or order (including any appellate judgment or other order) and post-judgment proceedings supplemental thereto consistent with the terms and provisions hereof, which is final because either the time for appeal thereof has expired or the judgment or an order is issued by the court having final jurisdiction over the matter.

        (h) No Revocation of Sovereign Immunity Waiver. The Nation agrees not to revoke or limit, in whole or in part, its limited waiver of sovereign immunity contained in this limited waiver and agreement or in any way attempt to revoke or limit, in whole or in part, such limited waiver of sovereign immunity. In the event of any such revocation, limitation, attempted revocation, or attempted limitation, the Nation and the Trustee expressly recognize and agree that there remains no adequate remedy at law available to the Trustee, it will be irreparably injured upon any revocation or limitation hereof, and the Nation hereby consents to the entry of appropriate injunctive relief, consistent with the terms and conditions of this Agreement. In the event of any attempted limitation or revocation of the limited waiver of sovereign immunity granted herein, the Trustee may immediately seek judicial injunctive relief as provided in this limited waiver and agreement without first complying with any of the prerequisites contained herein to the limited waiver of sovereign immunity granted herein. Any action seeking injunctive relief hereunder shall be brought in one of the United States District Courts for New York or the New York State Supreme Court, and the Nation expressly consents to the jurisdiction of, and agrees to be bound by, any order or judgment of such District Courts or state court, and any federal or state court with appellate jurisdiction thereover.

        SECTION 6. Dispute Resolution.

        (a) Arbitration. If, and only if, a dispute arises between the parties over a matter for which the Nation has provided a limited waiver of immunity under this Agreement (the "Dispute"), and neither the United States District Courts for New York nor the New York State Supreme Courts can or is willing to hear the Dispute, then either party may request binding arbitration of such Dispute in accordance with the procedures set forth herein. To initiate binding arbitration of such Dispute, a party shall notify the other party in writing. The Dispute shall be settled by binding arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association, and judgment on the award rendered by the arbitrator may be entered in any court. One arbitrator shall preside and shall be selected by the American Arbitration Association.

        (b) Restraining Order/Preliminary Injunction. Any party, before or during any arbitration, may apply to a court having jurisdiction as set forth under Section 5(f) for a temporary restraining order or preliminary injunction where such relief is necessary to protect its interests pending completion of the dispute resolution proceedings.

        (c) Confidentiality. Neither party nor the arbitrator may disclose the existence or results of any arbitration hereunder, which shall be considered confidential to the parties, except:

          (i) with the express prior written consent of the other party, which consent shall not be unreasonably withheld or delayed;

          (ii) as required by applicable law, the rules of any relevant stock exchange or requirement of the Trustee, by order or decree of a court or other governmental authority having jurisdiction over such party, or in connection with such party's enforcement of any rights it may have at law or in equity;

          (iii) on a "need to know" basis to persons within or outside such party's organization, such as attorneys, accountants, bankers, financial advisors and other consultants; or

          (iv) after such information has become publicly available without breach of this Agreement.

        (d) Fees and Costs. In the event of arbitration, the prevailing party shall be entitled to all of its costs, including reasonable attorneys' fees and costs and expenses, from the nonprevailing party.

        (e) Location of Arbitration. The arbitration shall take place at a location in an agreed city in the State of New York or such other place as the parties may jointly agree. The arbitrator shall render an award within forty-five (45) days from the conclusion of the arbitration.

        (f) Enforcement of Arbitration Decisions. The decision of the arbitrator will be final and binding and enforced with the same force and effect as a decree of a court having competent jurisdiction as set forth in Section 5(f). For this purpose, should the losing party in any arbitration proceeding pursuant to this limited waiver and agreement refuse to abide by the decision of the arbitrator, the prevailing party may apply to any of the United States District Courts of New York or the New York State Supreme Court to compel enforcement of the arbitrator's award resulting from binding arbitration and each party hereto consents to the jurisdiction of each such court for this purpose. The Nation hereby expressly and irrevocably waives its sovereign immunity with respect to the entry of judgment on, and enforcement of, such award by such courts.

        SECTION 7. Service of Process.

        (a) Designation of Service Recipients. In any action or proceeding as to which the Nation has waived its sovereign immunity as provided herein, the Nation consents and agrees that process against it shall be effective if served:

        On the Chairman of the Nation; and

  By sending two (2) copies of the process by registered or certified mail to the general counsel of the Nation, at the address set forth above.

        (b) Appointment Irrevocable. The Company and the Guarantors irrevocably appoint each of the persons in the foregoing clauses and their respective successors in said offices from time to time, as agent for service of process made in accordance herewith.

        SECTION 8. Amendments.

        (a) Without Consent of the Holders. This Agreement may be amended by the Nation and the Trustee, without the consent of any Holder or any of the Initial Purchasers, to:

          (i) cure any ambiguity, defect or inconsistency in this Agreement;

          (ii) evidence and provide for the acceptance of appointment by a successor Trustee;

          (iii) make any other change that would provide any additional benefit or rights to the Holders or that does not materially adversely affect the rights of any Holder;

          (iv) evidence or to provide for a replacement Trustee; or

          (v) add covenants and agreements of the Nation for the benefit of all of the Holders of all of the Notes and to surrender any right or power herein reserved to the Nation.

        (b) With Consent of the Holders. Modifications and amendments of this Agreement may be made by the Nation and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for the Notes) and without the consent of any Initial Purchaser.

        SECTION 9. Defeasance. The obligations and covenants of the Nation under Section 2 hereof may be discharged or released pursuant to the terms of Article 9 of the Indenture.

        SECTION 10. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement.

        SECTION 11. Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.

        IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

Very truly yours,
SENECA NATION OF INDIANS
By:	/s/ RICKEY L. ARMSTRONG Name: Rickey L. Armstrong Title: President
WELLS FARGO BANK, NATIONAL ASSOCIATION, as Trustee
By:	/s/ MICHAEL T. LECHNER Name: Michael T. Lechner Title: Assistant Vice President
MERRILL LYNCH & CO. MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED BANC OF AMERICA SECURITIES LLC WELLS FARGO SECURITIES, LLC
BY: MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
By:	/s/ DAVID TUVLIN Name: David Tuvlin Title: Director

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NATION AGREEMENT